UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 12, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON SEPTEMBER 12th, 2022

DATE, TIME AND PLACE: September 12th, 2022, at 10.20 a.m., by videoconference.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mr. Jaques Horn, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

Mrs. Camille Loyo Faria, Diretora Financeira (Chief Financial Officer) and Diretora de Relações com Investidores (Investor Relations Officer), with the support of Messrs. Gustavo Baptista Alves, representative of the Administrative & Tax Services area, and Bruno Cordeiro Justo, representative of the Tax Conformity area, made a brief introduction on the subject, already well known by the CF members, and presented the management proposal for the distribution as Interest on Shareholders’ Equity ("IE") by the Company, as follows: (i) amount of R$480,000,000.00 (four hundred and eighty million reais) at R$0.198327689 (zero point one, nine, eight, three, two, seven, six, eight, nine reais) of gross value per share; (ii) payment will be made in two installments, with the first to be paid until October 31st, 2022 in the amount of R$235,000,000.00 (two hundred and thirty-five million reais) at R$0.097097931 (zero point zero, nine, seven, zero, nine, seven, nine, three, one reais) of gross value per share, and the second to be paid until January 31st, 2023 in the amount of R$245,000,000.00 (two hundred and forty-five million reais) at R$0.101229758 (zero point one, zero, one, two, two, nine, seven, five, eight reais) of gross value per share, without the application of any monetary restatement index; (iii) shall be considered the date of September 21st, 2022, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 12th, 2022.

JAQUES HORN

Secretary

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TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$480,000,000.00 (four hundred and eighty million reais) at R$0.198327689 (zero point one, nine, eight, three, two, seven, six, eight, nine reais) of gross value per share, for payment to be made in two installments, with the first to be paid until October 31st, 2022 in the amount of R$235,000,000.00 (two hundred and thirty-five million reais) at R$0.097097931 (zero point zero, nine, seven, zero, nine, seven, nine, three, one reais) of gross value per share, and the second to be paid until January 31st, 2023 in the amount of R$245,000,000.00 (two hundred and forty-five million reais) at R$0.101229758 (zero point one, zero, one, two, two, nine, seven, five, eight reais) of gross value per share, without the application of any monetary restatement index, shall be considered the date of September 21st, 2022, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, September 12th, 2022.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
Elias de Matos Brito Member of the Fiscal Council

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 12, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer